UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Capital Senior Living Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

140475203
 (CUSIP Number)

Keith O’Connor
Conversant Capital LLC
25 Deforest Avenue
Summit, NJ 07901
908-466-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

November 3, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475203	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (A) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,741,016 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,741,016 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,741,016 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 2,803,928 shares of Issuer’s common stock, (ii) 968,550 shares of Issuer’s common stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, and (iii) 968,538 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer.

(2)
The percentage reflected is based on the sum of (i) 6,442,224 outstanding shares of common stock immediately following the completion of the transactions contemplated by the Investment Agreement, including the Issuer’s rights offering, described herein, which number has been provided to the Reporting Persons (as defined below) by the Issuer plus (ii) 1,031,250 shares of common stock issuable in the aggregate  upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP No. 140475203	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (B) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
306,965 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
306,965 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
306,965 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 181,553 shares of Issuer’s common stock, (ii) 62,700 shares of Issuer’s common stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, and (iii) 62,712 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer.

(2)
The percentage reflected is based on the sum of (i) 6,442,224 outstanding shares of common stock immediately following the completion of the transactions contemplated by the Investment Agreement, including the Issuer’s rights offering, described herein, which number has been provided to the Reporting Persons (as defined below) by the Issuer plus (ii) 1,031,250 shares of common stock issuable in the aggregate  upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP No. 140475203	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,047,981 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,047,981 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,047,981 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 2,985,481 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, and (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, in each case, held in the aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

(2)
The percentage reflected is based on the sum of (i) 6,442,224 outstanding shares of common stock immediately following the completion of the transactions contemplated by the Investment Agreement, including the Issuer’s rights offering, described herein, which number has been provided to the Reporting Persons (as defined below) by the Issuer plus (ii) 1,031,250 shares of common stock issuable in the aggregate  upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP No. 140475203	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,047,981 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,047,981 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,047,981 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 2,985,481 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, and (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, in each case, held in the aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

(2)
The percentage reflected is based on the sum of (i) 6,442,224 outstanding shares of common stock immediately following the completion of the transactions contemplated by the Investment Agreement, including the Issuer’s rights offering, described herein, which number has been provided to the Reporting Persons (as defined below) by the Issuer plus (ii) 1,031,250 shares of common stock issuable in the aggregate  upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

CUSIP No. 140475203	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,047,981 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,047,981 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,047,981 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 2,985,481 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, and (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, in each case, held in the aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

(2)
The percentage reflected is based on the sum of (i) 6,442,224 outstanding shares of common stock immediately following the completion of the transactions contemplated by the Investment Agreement, including the Issuer’s rights offering, described herein, which number has been provided to the Reporting Persons (as defined below) by the Issuer plus (ii) 1,031,250 shares of common stock issuable in the aggregate  upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

SCHEDULE 13D
Item 1. Security and Issuer.
This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, TX 75254.
Item 2. Identity and Background.
(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

i.	Conversant Dallas Parkway (A), L.P., a Delaware limited partnership (“Investor A”);

ii.	Conversant Dallas Parkway (B), L.P., a Delaware limited partnership (“Investor B” and together with Investor A, the “Conversant Investors”);

iii.	Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”);

iv.	Michael J. Simanovsky, a citizen of the United States of America; and

v.	Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital” and together with the Conversant Investors, Conversant GP, and Mr. Simanovsky, the “Reporting Persons”).

The Conversant Investors are alternative investment vehicles of Conversant GP; established for purpose of investing in Issuer’s securities.  Conversant Capital is the investment manager of and makes investment decisions for the Conversant Investors.  Mr. Simanovsky is the managing member of Conversant Capital.  Conversant GP is the general partner of each of the Conversant Investors.  Mr. Simanovsky is the managing member of Conversant GP.  By virtue of these relationships, each of Conversant Capital, Conversant GP, and Mr. Simanovsky may be deemed to beneficially own the shares of Common Stock (including Common stock issuable upon conversion of Series A Preferred Stock or upon exercise of  warrants to purchase Common Stock) owned directly by the Conversant Investors.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1). The Conversant Investors and Conversant Capital may constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Securities and Exchange Commission (the “Commission”) thereunder. Each of the Conversant Investors expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the other Reporting Persons.

(b) The address of the principal business office of each of the Reporting Persons is: c/o Conversant Capital LLC, 25 Deforest Avenue, Summit, NJ 07901.
(c) The principal business of Mr. Simanovsky is investment management. Investor A, and Investor B are each private investment vehicles. Conversant GP is the general partner of Investor A, and Investor B, and Conversant Capital is the investment manager to the Conversant Investors.

 (d)–(e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On November 3, 2021 (the “Closing Date”), the Conversant Investors purchased from the Issuer (i) 41,250 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), (ii) 2,985,481 shares of the Issuer’s Common Stock, and (iii) warrants to purchase up to 1,031,250 shares of Issuer’s Common Stock (the “Warrants”) pursuant to that certain Amended & Restated Investment Agreement, dated October 1, 2021 (the “Investment Agreement”), between the Issuer and the Conversant Investors for an aggregate purchase price of $117,324,180, of which $101,304,635 was paid in cash from funds contributed by certain limited partners of an affiliate of the Conversant Investors, and $16,019,545 by cancellation of the amounts outstanding under that certain Issuer Promissory Note, dated July 22, 2021, issued by the Issuer to the Conversant Investors in connection with entering into the Investment Agreement (the loan represented thereby having been funded in cash from funds contributed by certain limited partners of an affiliate of the Conversant Investors at the time it was made).  A copy of the Investment Agreement is filed as Exhibit 1 to this Schedule 13D.
In connection with the consummation of the transactions contemplated by the Investment Agreement, the Issuer’s board of directors (the “Board”) approved, and the Issuer adopted and on November 3, 2021 filed with Secretary of State of the State of Delaware, the Certificate of Designation of the Series A Convertible Preferred Stock (“Certificate of Designations”) a copy of which is filed as Exhibit 2 hereto.  The Certificate of Designation provides that each share of Series A Preferred Stock is convertible, at the election of the holder thereof, into a number of shares of Common Stock determined by dividing (i) the sum of $1,000 per share, plus any dividends thereon paid in the form of an increase in the liquidation preference of such share, plus all accrued and unpaid dividends thereon (collectively, the “Liquidation Preference”) by (ii) the then effective conversion price (initially $40, subject to adjustment in accordance with the terms of the Certificate of Designations, the “Conversion Price”).  In addition, on or after the third anniversary of the Closing Date, the Issuer has the right to force conversion of all, but not less than all, of the outstanding shares of Series A Preferred Stock, if the volume weighted average price (“VWAP”) per share of Issuer’s Common Stock exceeds 150% of the Conversion Price for the 30 consecutive trading days immediately preceding the date that the Issuer gives notice of its election to convert shares of Series A Preferred Stock into shares of Common Stock (a “Mandatory Conversion”). In the case of a Mandatory Conversion, each share of Series A Preferred Stock then outstanding that is to be converted will be converted into (i) the number of shares of Common Stock equal to the quotient of (a) the Liquidation Preference divided by (b) the Conversion Price as of the applicable conversion date and (ii) cash in lieu of fractional shares.
As of the date hereof, (i) the shares of Series A Preferred Stock owned by the Conversant Investors are convertible into, and the Reporting Persons may be deemed to beneficially own, 1,031,250 shares of the Issuer’s Common Stock issuable upon conversion of such shares of Series A Preferred Stock, and (ii) the Warrants owned by the Conversant Investors are exercisable for, and the Reporting Persons may be deemed to beneficially own, 1,031,250 shares of the Issuer’s Common Stock issuable upon exercise of such Warrants. The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.
Item 4. Purpose of Transaction.
The information set forth in Item 3 and Item 6 is incorporated herein by reference.
General
The Conversant Investors acquired the Issuer’s Series A Preferred Stock and Common Stock for investment purposes in the ordinary course of business pursuant to the Investment Agreement.  In connection with its investment in Issuer’s securities, the Issuer issued the Warrants to the Conversant Investors. The Warrants have an exercise price of $40.00 per share (subject to certain adjustments as provided in the Warrants) and may not be exercised after November 3, 2026. The Warrants are exercisable in cash, and subject to certain conditions may also be exercised on a cashless basis. A copy of the Warrant is filed as Exhibit 2 to this Schedule 13D.
On or after the Closing Date, the Investment Agreement provides that the Issuer may from time to time request additional investments of up to $25 million from the Conversant Investors in additional shares of Series A Preferred Stock.   The Investment Agreement provides that the Issuer may only use any such amounts for certain matters as agreed by the Conversant Investors, and the obligation to fund any such additional investment is subject to the terms and conditions of the Investment Agreement.

The transactions contemplated by the Investment Agreement will result, or have resulted, in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Board, and changes in the Issuer’s charter, and may result in the acquisition of beneficial ownership of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, the Reporting Persons may, from time to time, determine to increase or decrease their respective beneficial ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Investment Agreement, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Voting Rights

Holders of the Series A Preferred Stock are entitled to vote on an as-converted basis together with the holders of Issuer’s Common Stock as a single class on all matters submitted to a vote of stockholders of the Issuer, except as otherwise provided in the Certificate of Designations or as required by applicable law. In addition, for so long as any shares of Series A Preferred Stock remains issued and outstanding, the holders are entitled to vote as a separate class on any amendment to the Certificate of Designations that relates solely to the terms of the Series A Preferred Stock.
For so long as any shares of the Series A Preferred Stock are outstanding, the prior affirmative vote of at least a majority of the then-issued and outstanding shares of Series A Preferred Stock, voting as a separate class, will be required to (i) amend the Issuer’s Certificate of Incorporation or Bylaws in a manner adverse to the Series A Preferred Stock, (ii) amend the Certificate of Designations, (iii) authorize or increase the number of authorized shares of Parity Stock or Senior Stock (each defined below), and (iv) solely for so long as Investor A has the consent rights described in Item 6 under “Investor Rights Agreement” below, to incur indebtedness if the aggregate amount of indebtedness of the Issuer and its subsidiaries immediately after such incurrence is in excess of 105% of the aggregate amount of indebtedness of the Issuer and its subsidiaries as of December 31 in the prior calendar year.

Ranking

The Series A Preferred Stock ranks (i) senior to Common Stock and all other classes and series of capital stock of the Issuer that do not expressly rank on a parity basis with or senior to the Series A Preferred Stock (“Junior Stock”), (ii) on a parity basis with each other class or series of capital stock of the Issuer the terms of which expressly provide that such class or series ranks on a parity basis with the Series A Preferred Stock as to dividends or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer (“Parity Stock”) and (iii) junior to each other class or series of capital stock of the Issuer authorized, classified or reclassified, the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Stock as to dividends or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer (“Senior Stock”) and to all existing and future indebtedness and other non-equity claims on the Issuer.

Dividends

The Certificate of Designations provides that each holder of the Series A Preferred Stock will be entitled to receive, when, as and if authorized and declared by the Board, dividends accruing daily on the basis of twelve 30-day months and a 360-day year, at a per annum rate of 11.00% of the Liquidation Preference per share of Series A Preferred Stock, which may be paid in cash or added to the Liquidation Preference of such share of Series A Preferred Stock.  In addition, shares of the Series A Preferred Stock are entitled to participate on an as-converted basis in Common Stock dividends.
So long as any shares of Series A Preferred Stock remain outstanding, unless full dividends on all outstanding shares of Series A Preferred Stock have been declared and paid in cash, the Issuer is prohibited from declaring any dividends on, or making any distributions relating to, Junior Stock or Parity Stock, subject to certain exceptions.

Liquidation Rights
If any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer occurs, the holders of Series A Preferred Stock will be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Issuer may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any Senior Stock or Parity Stock and the rights of the Issuer’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series A Preferred Stock equal to the greater of (i) the Liquidation Preference and (ii) the amount such holders would have received had such holders, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer, converted such shares of Series A Preferred Stock into Common Stock.
Redemption Rights
The Certificate of Designations provides that if there is a Change of Control (as defined in the Certificate of Designations), holders of Series A Preferred Stock have the right to require the Issuer to repurchase some or all of such holder’s Series A Preferred Stock for a cash purchase price equal to the fair market value of the property such holder would have received in respect of the number of shares of Common Stock that would have been issuable upon conversion of such share of Series A Preferred Stock in connection with the Change of Control (the “Change of Control Price”).  Further, if a Change of Control occurs in which the Change of Control Price exceeds 150% of the Liquidation Preference of a share of Series A Preferred Stock, the Issuer may redeem all, but not less than all, of the outstanding shares of Series A Preferred Stock for an amount in cash equal to the greater of (i) 100% of the Liquidation Preference and (ii) the Change of Control Price.
The Series A Preferred Stock will be redeemable, in whole or in part, at the option of the Issuer at any time:

•
on or after the date that is forty-two (42) months after the Closing Date and before the seventh anniversary of the Closing Date, in cash for a price equal to the greater of (A) 100% of the Liquidation Preference and (B) an amount equal to the number of shares of Common Stock issuable upon conversion of such share of Series A Preferred Stock multiplied by the VWAP  of the Common Stock for the 30 trading days immediately preceding (and not including) the date on which notice of such redemption is given; and

•	on or after the seventh anniversary of the Closing Date, in cash for a price equal to 100% of the Liquidation Preference as of the redemption date.

In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed will be selected pro rata among holders. The Issuer will only be permitted to redeem the Series A Preferred Stock in part if (i) the aggregate cash redemption price is at least $5 million and (ii) immediately following such partial redemption, (a) Conversant Capital and its affiliates beneficially own at least 17% of the outstanding shares of Common Stock on an as-converted basis, or (b) no shares of Series A Preferred Stock will remain outstanding.

Item 5. Interest in Securities of the Issuer.
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth in Items 2, 4 and 6 of this Schedule Schedule 13D is incorporated by reference in its entirety into this Item 5.
(a)-(b) Assuming conversion of the Series A Preferred Stock and exercise of the Warrants in full for cash, 5,047,981 shares of Issuer’s Common Stock (consisting of (i) 2,985,481 shares of Common Stock, (ii) 1,031,250 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock, and (iii) 1,031,250 shares of Common Stock issuable upon exercise of the Warrants) that each Reporting Person may be deemed to beneficially own represent approximately 59.4% of Issuer’s Common Stock outstanding as November 3, 2021, and the Reporting Persons may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, such shares, based upon 6,442,224 shares of Common Stock outstanding, calculated by adding the 2,190,599 shares of Common Stock outstanding as of August 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 13, 2021, plus the Common Stock issued in connection with the transactions contemplated by the Investment Agreement and described in the Issuer’s Current Report on Form 8-K filed with the SEC on November 4, 2021. The Conversant Investors and Conversant Capital may constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder. Each of the Conversant Investors expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the other Reporting Persons.

Notwithstanding the foregoing, the Conversant Investors and the Silk Parties (as defined below) may constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then each of the Reporting Persons may be deemed to beneficially own an additional 775,639 shares of Common Stock, or an additional 9.1% of the shares of Common Stock issued and outstanding. Each of the Reporting Persons expressly disclaims membership in a “group” with the Silk Parties. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the Silk Parties

 (c)  Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.
 (d)  Except for clients of Conversant Capital or another investment advisor subsidiary of Conversant Capital who may have the right to receive or the power to direct the receipt of dividends from, or the  proceeds from the sale of, the Series A Preferred Stock, Common Stock or Warrants, if any, held in managed accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Series A Preferred Stock, Common Stock or Warrants described in this Schedule 13D.
(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6 of this Schedule 13D.
Investor Rights Agreement

On November 3, 2021, the Issuer, the Conversant Investors and Silk Partners, LP (“Silk”) entered into an investor rights agreement (the “Investor Rights Agreement”) providing for certain rights and obligations of the parties in connection with the Conversant Investors’ and Silk’s investment and the governance of the Issuer, including the designation of directors to the Board.

Board Designation Rights
The Investor Rights Agreement provides that for so long as Conversant Investors (together with their affiliates and permitted transferees, “Conversant Parties”) beneficially own:

•
at least 33% of the outstanding shares of Common Stock of the Issuer on an as converted basis, the Conversant Investors have the right to designate four (4) designees for inclusion in the Issuer’s slate of individuals nominated for election to its Board (one of whom will be independent);

•
less than 33% but at least 15% of the outstanding shares of Common Stock of the Issuer on an as-converted basis, the Conversant Investors have the right to designate a number of designees, rounded to the nearest whole number, equal to the number of directors then on the Board multiplied by a fraction, the numerator of which is the outstanding shares of Common Stock (on an as converted basis) owned by the Conversant Parties, and the denominator of which is the total number of outstanding shares of Common Stock of the Issuer (on an as-converted basis); and

•
less than 15% but at least 5% of the outstanding shares of Common Stock of the Issuer on an as converted basis, the Conversant Investors have the right to designate one (1) designee for inclusion in the Issuer’s slate of individuals nominated for election to the Board.

If, after the date that is forty-two (42) months after the Closing Date, the Conversant Parties own any shares of Series A Preferred Stock and beneficially own more than 50% of the outstanding shares of Common Stock of the Issuer on an as-converted basis, then the Conversant Investors have the right to designate five (5) designees for inclusion in the Issuer’s slate of individuals nominated for election to the Board (which slate will include a number of nominees equal to the number of director positons to be filled).
Additionally, for so long as the Conversant Parties beneficially own at least 20% of the outstanding shares of Common Stock of the Issuer on an as converted basis, the Conversant Investors are entitled to designate the chairperson of the Board.
For so long as Silk together with its affiliates (the “Silk Parties”) beneficially own at least 5% of the outstanding shares of Common Stock of the Issuer on a converted basis, Silk will have the right to designate two (2) designees for inclusion in the Issuer’s slate of individuals nominated for election to the Board of Directors (which slate will include a number of nominees equal to the number of director positions to be filled).
Transfer Restrictions and Standstill

The Investor Rights Agreement contains prohibitions on the ability of the Conversant Investors to transfer any shares of Series A Preferred Stock (or shares of Common Stock issued upon conversion thereof) prior to the second anniversary of the Closing Date, other than (a) certain permitted transfers to affiliates, (b) in connection with a sale of the Issuer approved by the Board, (c) in connection with a sale to the Issuer, (d) a tender offer into which a majority of the unaffiliated stockholders of the Issuer have tendered their shares of Common Stock, or (e) to the Issuer or following a voluntary filing by the Issuer of a petition for relief under the United States Bankruptcy Code. In addition, prior to the third anniversary of the Closing Date, the Conversant Investors are prohibited from transferring any shares of Series A Preferred Stock (or shares of Common Stock issued upon conversion thereof) to certain designated competitors of the Issuer.
Pursuant to the Investor Rights Agreement, the Conversant Investors and their respective affiliates are restricted for a period of two years from the Closing Date, among other things and subject to certain exceptions, acquiring any securities of the Issuer or taking any actions to change the composition of the Board (other than in respect of their representatives designated for election to the Board).
Consent Rights

For so long as the Conversant Investors, together with their affiliates and permitted transferees, continue to beneficially own at least 15% of the outstanding shares of Common Stock on an as-converted basis, the Issuer is required to obtain Investor A’s prior written consent for any of the following actions (with such consent not to be unreasonably withheld, conditioned or delayed): (i) materially changing the principal business of the Issuer or entering into new lines of business or exiting the Issuer’s current line of business; (ii) agreeing to or consummating acquisitions involving the payment of money or assets in an amount exceeding $10 million; (iii) issuing equity securities representing 20% or more of the value of the outstanding shares of Common Stock on an as converted basis as of the date of the Investment Agreement, or 20% or more of the number of outstanding shares of Common Stock on an as converted basis as of the date of the Investment Agreement, in each case after taking into account the issuances in connection with the closing of the Investment Agreement and the Issuer’s rights offering; (iv) selling or otherwise transferring equity securities of any subsidiary of the Issuer to a person other than the Issuer or a wholly owned subsidiary; (v) agreeing to or consummating a change of control; (vi) consummating any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer or filing a petition under bankruptcy or insolvency law; (vii) purchasing or redeeming or making any distribution or declaring any dividend on equity securities of the Issuer or any of its subsidiaries ranking junior to the Series A Preferred Stock other than (A) redemptions of or dividends or distributions on the Series A Preferred Stock or in which the Series A Preferred Stock participates pursuant to the Certificate of Designations, (B) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (C) repurchases or redemptions if at such time any accrued dividends on the Series A Preferred Stock have been paid in full in cash; (viii) other than refinancings of existing indebtedness on substantially the same commercial economic terms, for any given calendar year, incurring indebtedness such that the aggregate amount of indebtedness of the Issuer and its subsidiaries immediately after such incurrence is in excess of 105% of the aggregate amount of indebtedness of the Issuer and its subsidiaries in the prior calendar year as of December 31; and (ix) authorizing or issuing any Parity Stock, additional shares of Series A Preferred Stock or Senior Stock.
Preemptive Rights

So long as the Conversant Investors together with their respective affiliates and permitted transferees hold at least 14.9% of the outstanding shares of Common Stock of the Issuer on an as-converted basis, the Conversant Investors are entitled to pre-emptive rights with respect to certain issuances of equity securities of Issuer, subject to customary exceptions.
Registration Rights Agreement

On November 3, 2021, the Issuer and the Conversant Investors entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which among other things, the Issuer will be obligated to prepare and file, no later than 90 days prior to the second anniversary of the Closing Date, a shelf registration statement registering the shares of Common Stock issued to  the Conversant Investors pursuant to the A&R Investment Agreement (including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and exercise of the Warrants) (the “Registrable Securities”), and the Issuer will use its reasonable best efforts to keep such registration statement effective at all times until such date as the Conversant Investors collectively beneficially own less than 15% of the outstanding shares of Common Stock on an as-converted basis. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, the Conversant Investors will be permitted to make one demand that the Issuer file a registration statement on Form S-3, or if not available, on Form S-1 to register the Registrable Securities and within any 12 month period, one demand that the Issuer consummate a “takedown” off of any such registration statement. The Registration Rights Agreement also provides the Conversant Investors and their affiliates with “piggy-back” registration rights.
The Conversant Investors are parties to the following Agreements with respect to the investment discussed in this Schedule 13D and any amendments hereto:  (i) the Investment Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, (ii) the Investor Rights Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and (iii) the Registration Rights Agreement, a copy of which is files as Exhibit 4 to this Schedule 13D, each of which is incorporated by reference herein.
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description

1.1
A&R Investment Agreement, dated as of October 1, 2021, by and between Capital Senior Living Corporation, Conversant Dallas Parkway (A) LP, and Conversant Dallas Parkway (B) LP (incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 1, 2021).

1.2
Investor Rights Agreement, dated as of November 3, 2021, by and among Capital Senior Living Corporation, Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP and Silk Partners LP (incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 3, 2021).

1.3
Registration Rights Agreement, dated as of November 3, 2021, by and among Capital Senior Living Corporation, Conversant Dallas Parkway (A) LP, and Conversant Dallas Parkway (B) LP (incorporated by referenced to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 3, 2021).

99.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 12, 2021

Conversant Dallas Parkway (A) LP
By:	/s/ Michael J. Simanovsky
Name:	Michael J. Simanovsky
Title:	Manager

Conversant Dallas Parkway (B) LP
By:	/s/ Michael J. Simanovsky
Name:	Michael J. Simanovsky
Title:	Manager

Conversant GP Holdings LLC
By:	/s/ Michael J. Simanovsky
Name:	Michael J. Simanovsky
Title:	Manager

Conversant Capital LLC
By:	/s/ Michael J. Simanovsky
Name:	Michael J. Simanovsky
Title:	Manager
Michael Simanovsky
By:	/s/ Michael J. Simanovsky
Name:	Michael J. Simanovsky